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06008054

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

SECURITIES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First South Carolina Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 St. Andrews Road, Suite B
(No. and Street)

Columbia (City) South Carolina (State) 29212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John L. Jordan (803) 731-0455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James J. Walker, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

P.O. Box 32 (Address) Blythewood (City) South Carolina (State) 29016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John L. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First South Carolina Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John L. Jordan
Signature

President
Title

Susan D. Faulkenberry
Notary Public

SUSAN D. FAULKENBERRY
NOTARY PUBLIC
STATE OF SOUTH CAROLINA
MY COMMISSION EXPIRES
JAN. 11, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTH CAROLINA SECURITES, INC.

COLUMBIA, SOUTH CAROLINA

DECEMBER 31, 2005

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

INDEX

DECMBER 31, 2005

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of First South Carolina Securities, Inc. as of December 31, 2005, and the related statements of operations, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First South Carolina Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

J Walker CPA

James Walker CPA, P.A.

Columbia, South Carolina
January 17, 2006

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$ 116,304.06
U.S. Government Securities	974,548.25
Accounts Receivable	1300.00
Prepaid Taxes	1778.00
Furnishings and Equipment, at Cost, $59,798.40 Less Accumulated Depreciation of $54,951.65	4,846.75
Cash Value of Life Insurance	271,448.91
Deferred Taxes	160.00
Deposits	875.00
Total Assets	1,371,260.97

Liabilities and Stockholders' Equity

Accounts Payable, Accrued Expenses and Other Liabilities	17,978.97
Total Liabilities	17,978.97
Stockholders' Equity	
Common Stock	196,000.00
Retained Earnings	1,157,282.00
Total Stockholders' Equity	1,353,282.00
Total Liabilities and Stockholders' Equity	1,371,260.97

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Net Gains on Trading Securities	$85,576.97
Interest	33,888.33
Fees for Advisory and Management Services	107,400.00
Total Revenue	226,865.30
Expenses	
Employee Compensation and Other Costs	176,751.96
Clearing and Custody	3,865.00
Communications	13,695.49
Occupancy and Equipment	13,651.97
Promotional Costs and Travel	4,304.14
Licensing, Regulatory Fees and Costs	1,740.00
Other Operating	(2,440.70)
Total Expenses	211,567.86
Net Income Before Income Taxes	15,297.44
Income Taxes, Including a Deferred Tax Decrease of $1,255.00	(54.00)
Net Income	15,351.44

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF STOCKHOLDERS' EQUITY

AS OF DECEMBER 31, 2005

Common Stock	
Class A	
Balance January 1 and December 31	$134,067.00
Class B	
Balance January 1 and December 31	61,933.00
Retained Earnings	
Balance January 1	1,141,930.56
Net Income	15,351.44
Balance December 31	1,157,282.00
Total Stockholders' Equity	1,353,282.00

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities	
Net Income	$ 15,351.44
Plus Depreciation	1,556.00
Increase (Decrease) in Deferred Income Taxes	(1,255.00)
	15,652.44
Changes in Operating Assets and Liabilities	
(Increase) Decrease in Receivables	(450.00)
(Increase) Decrease in Prepaid Taxes	561.00
Increase (Decrease) in Accounts Payable and Accrued Expenses	4,458.27
Net Cash Provided by Operating Activities	20,221.71
Cash Flows Used For Investing Activities	
Purchase of U. S. Government Securities	(36,604.50)
Increase in Cash Value of Life Insurance	(20,037.07)
Purchase of Equipment	(838.00)
Net Cash Used for Investing Activities	(57,479.57)
Increase (Decrease) in Cash and Cash Equivalents	(37,257.86)
Cash and Cash Equivalents - Beginning of Year	153,561.92
Cash and Cash Equivalents - End of Year	116,304.06

Supplemental Disclosure

Cash Paid During the Year for Income Taxes $ 2,981.00

The Accompanying Notes are an Integral Part of this Statement

FIRST SOUTH CAROLINA SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Significant Accounting Policies

The company uses the accrual method of accounting.

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Deferred Income Taxes are provided when expenses, relating to depreciation of office equipment, are recognized in different years for financial and tax reporting purposes. Deferred Income taxes also arise from operating loss carry forwards.

Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment.

2. Cash

Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission applied to none of the funds on deposit as of December 31, 2004. Cash defined for purposes of these financial statements is cash on deposit in local banking institutions subject to immediate withdrawal.

3. Securities Owned

U.S. government securities are stated at market value.

4. Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the company had net capital of $970,162.84 in excess of its required net capital of $100,000.00. The company's ratio of aggregate indebtedness to net capital was .01 to 1.

5. Capital stock

Two classes of common stock are authorized with equal voting power and participation except that the corporation by-laws provide that the Board of Directors may declare a dividend for either class without being required to declare a dividend for the other class.

No dividends have ever been declared for either class of common stock.

6. Income Taxes

Deferred taxes were decreased by $126.00 as a result of decreased depreciation timing differences, and decreased by $1,129.00 as a result of a net operating loss carry forward for the state of South Carolina,

The components of income tax expense are as follows:

	State	Federal	Total
Currently Payable	$ 0 .00	$1,201.00	$1,201.00
Decrease in Deferred Taxes	(1,161.00)	(94.00)	(1,255.00)
Total Income Tax Expense	(1,161.00)	1,107.00	(54.00)

The following is a reconciliation of the net income per the financial statements to the federal tax basis net income:

Net Income per Financial Statements	$ 14,042.44
Nondeductible Expenses for Tax Purposes	1,103.00
Life Insurance	(9,014.00)
Depreciation Differences	624.00
Decrease in Deferred Taxes	(1,255.00)
Federal Income Taxes	1,201.00
Federal Tax Basis Net Income	6,700.94

7. Lease Obligations

The Company leases office facilities through July 31, 2006. Minimum rental commitments over the next five years are as follows:

Year Ending	Amount
12-31-06	6,125.00

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31,2005

NET CAPITAL		
Total Stockholders' Equity		$1,353,282.00
Ownership Equity Not Allowable		-
Other Deductions or Credits		-
Total Capital Allowable		1,353,282.00
Deductions and/or Charges:		
Nonallowable Assets		
Accrued Interest and Accounts Receivable	4,010.50	
Prepaid Taxes	1,778.00	
Furniture and Equipment	4,846.75	
Deferred Tax Asset	160.00	
Other Assets	272,323.91	283,119.16
Net Capital Before Haircuts on Securities		1,070,162.84
Haircuts on Securities		0
Net Capital		1,070,162.84
Aggregate Indebtedness		
Items Included in Financial Statement		
Payable to Brokers and Dealers Excluded Under Rule 15c3-1(c) (1)	-	
Accounts Payable, Accrued Expenses and Other Liabilities		17,978.97
Deferred Taxes Relating to Unrealized Profits Included in Net Capital	-	
Total Aggregate Indebtedness		17,978.97
Basic Net Capital Requirement		
Minimum (15:1)		1,198.60
Minimum Dollar Amount		100,000.00
Greater of the Above		100,000.00
Excess Net Capital		970,162.84
Ratio of Aggregate Indebtedness to Net Capital		.01 to 1

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Reconciliation with Company's Computation	
(Part II of Form x-17a-5 as of December 31, 1996)	
Net Capital as Reported in Company's Part II	
(Unaudited) FOCUS Report	$1,070,162.84
Auditors' Adjustment	0.00
Net Capital per Above	1,070,162.84

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

EXEMPTION FROM RULE 15c3-3 SPECIAL RESERVE BANK ACCOUNT ARRANGEMENT UNDER RULE 15c3-3 (k) (2) (i) 0F THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

The Company operates so as to meet the exemption under Securities and Exchange Commission Rule 15c3-3 (k) (2) (i) from the special reserve requirement of Rule 15c3-3.

Most transactions involve delivery contemporaneous with payment under arrangement with a bank (DVP arrangements). A special reserve bank account for the benefit of customers is established at Wachovia Bank for Rule (k) (2) (i) purposes.

As of December 31, 2005 the Company had no funds which were required to be deposited in the special account.

FIRST SOUTH CAROLINA SECURITIES, INC.

COLUMBIA, SOUTH CAROLINA

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
	A. Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
	A. Number of items	None

JAMES J. WALKER C.P.A., P.A.

P.O. BOX 32

BLYTHEWOOD, S.C. 29016

(803) 754-5887

Board of Directors
First South Carolina Securities, Inc.
Columbia, South Carolina

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

In planning and performing my audit of the financial statements of First South Carolina Securities, Inc. for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First South Carolina Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the internal control structure and its operation that I considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the consolidated financial statements of First South Carolina Securities, Inc. for the year ended December 31, 2005, and this report does not affect my report thereon dated January 17, 2006.

I found that acceptance of customers and establishing customers' accounts are handled on a careful basis, but I recommend additional permanent written documentation. Banks, institutions and corporate customers should furnish appropriate resolutions indicating the persons authorized to transact business and stating whether there are limits on the transaction authority so given.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Columbia, South Carolina
January 17, 2006